24000182

Washington, D.C. 20549

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SEC FILE NUMBER
008-47589

SEC Mail Processing
FEB 29 2024
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Barings Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 South Tryon Street, Suite 2500
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Thomas	980-417-5881	christopher.thomas@barings.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG, LLP
(Name – if individual, state last, first, and middle name)

1 Financial Plaza #11	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Mecklenburg Co.
North Carolina

OATH OR AFFIRMATION

I, Christopher Thomas, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Barings Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANET L. BRADY
Notary Public - North Carolina
Union County
My Commission Expires Dec 10, 2025

Janet L. Brady

Notary Public Janet L. Brady
2/22/2024

Signature: Christopher Thomas

Title: Treasurer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)

Table of Contents

		Page(s)
Report of Independent Registered Public Accounting Firm		1
Statement of Financial Condition		2
Statement of Income (Loss)		3
Statement of Changes in Member's Equity		4
Statement of Cash Flows		5
Notes to Financial Statements		6 - 8
Supplemental Schedules		
Schedule I	Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II	Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Schedule III	Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Report of Independent Registered Public Accounting Firm on Broker-Dealer's Exemption Report for the Fiscal Year Ended December 31, 2023		12
Exemption Report for the Fiscal Year Ended December 31, 2023		13

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged with Governance
Barings Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Barings Securities LLC (the Company) as of December 31, 2023, the related statements of income (loss), changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2004.

Hartford, Connecticut
February 23, 2024

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Financial Condition
December 31, 2023

Assets:		
Cash and cash equivalents	$	1,949,004
Income tax receivable from affiliate		672,749
Prepaid expenses and other assets		176,425
Total assets	$	2,798,178
Liabilities and Equity:		
Accounts payable and accrued expenses	$	36,005
Deferred tax liability		36,086
Total liabilities		72,091
Member's capital		6
Additional paid-in-capital		18,505,422
Accumulated deficit		(15,779,341)
Total member's equity		2,726,087
Total liabilities and member's equity	$	2,798,178

See accompanying notes to financial statements

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Income (Loss)
Year Ended December 31, 2023

Expenses:		
Expenses allocated from Member	$	1,156,124
Investment services		149,510
Professional fees		36,005
Other expenses		74,112
Total expenses		1,415,751
Loss before income tax benefit		(1,415,751)
Income tax benefit		312,039
Net loss	$	(1,103,712)

See accompanying notes to financial statements

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2023

	Units	Member's capital	Additional paid-in capital	Accumulated deficit	Total equity
Balance December 31, 2022	600	$ 6	17,349,298	(14,675,629)	2,673,675
Contributed capital	—	—	1,156,124	—	1,156,124
Net loss	—	—	—	(1,103,712)	(1,103,712)
Balance December 31, 2023	600	$ 6	18,505,422	(15,779,341)	2,726,087

See accompanying notes to financial statements

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Cash Flows
Year Ended December 31, 2023

Cash flows from operating activities:		
Net loss	$	(1,103,712)
Adjustments to reconcile net loss to net cash used in operating activities:		
Non-cash expenses allocated from Member		1,156,124
Changes in operating assets and liabilities:		
Income tax receivable/payable from affiliate		56,306
Prepaid expenses and other assets		(5,918)
Accounts payable and accrued expenses		2,038
Deferred tax benefit		2,671
Net cash provided by operating activities		107,509
Net increase in cash		107,509
Cash and cash equivalents, beginning of year		1,841,495
Cash and cash equivalents, end of year	$	1,949,004
Supplemental disclosure of cash flow information:		
Cash received under tax allocation agreement	$	371,016
Supplemental disclosure of non-cash financing activity:		
Non-cash capital contribution	$	1,156,124

See accompanying notes to financial statements

Note 1. Business and Summary of Significant Accounting Policies

Business
Barings Securities LLC (the Company) is a wholly owned subsidiary of Barings LLC (the Member), an indirect subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). The Company is registered as a broker and dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Related-Party Expenses
Related-party expenses incurred by the Company are reported in expenses allocated from the parent. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed or results of operations or cash flows that would have occurred had the Company operated as an independent entity.

Note 2. New Accounting Standards

Adoption of New Accounting Standards
There were no new accounting standards issued in 2023 that required adoption by the Company.

Note 3. Fair Value of Financial Instruments

The Company has cash and cash equivalents as of December 31, 2023 in the amount of $1,949,004. Cash represents funds held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents. Such investments are carried at cost, which approximates fair value. Through the Company's valuation techniques, cash and cash equivalents are classified as Level 1 in the fair value hierarchy.

Note 4. Concentration of Risk

The Company derives substantially all of its capital from the Member, including non-cash capital contributions to finance related party expense allocations. In the event that the Member were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubt about the Company's ability to continue as a going concern for a reasonable time period. The Member has given no indication that it plans to cease providing support to the Company.

Note 5. Related-Party Transactions

The Company has an agreement with the Member under which the Member provides the Company with management, administrative facilities, and services, including the use of the Member's sales personnel. As part of this agreement, the Member acts as the Company's paying agent for payment of the Company's expenses. Fees for these services are based on the Company's pro rata use of the Member's personnel, applied to those allocable expenses incurred by the Member. These expenses primarily include compensation expense, payroll taxes and benefits, occupancy, and office services.

In addition, the Member reimburses the Company for its allocated expenses through a non-cash capital contribution in the form of forgiveness of amounts due for allocated expenses in order to allow the Company to meet its required minimum capital amounts. Accordingly, the statement of financial condition and the related statements of

operations and cash flows may not be indicative of the financial position of the Company at December 31, 2023 and its results of operations and its cash flows for the year then ended had the Company operated as an independent entity. In 2023, under the terms of the expense agreement, the Member allocated $1,156,124 of expenses to the Company. The Member reimbursed the Company for its allocated expenses in the form of forgiveness through a non-cash capital contribution of $1,156,124.

The Company is compensated for MassMutual's use of the tax losses created by the non-cash expenses allocated to the Company from, and paid for the Company by, the Member. Allocated expense amounts for the year ended December 31, 2023 resulted in a tax benefit of approximately $242,786, based on the federal effective tax rate of 21%. This tax benefit amount is included in the income tax benefit reflected on the statement of operations for the year ended December 31, 2023. As of December 31, 2023, the Company has an income tax receivable from MassMutual in the amount of $672,749.

Note 6. Income Taxes

Income taxes due to government authorities are based on the Company's best estimate of its current and deferred tax liabilities (DTL). Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. The Company has a temporary difference for prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states and foreign jurisdictions. MassMutual, and its eligible subsidiaries and certain affiliates (the Parties), including the Company, have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal and state income tax is allocated among the Parties and the Parties have elected the methods prescribed in Internal Revenue Service Treasury Regulations Sections 1.1552-1(a)(2), "Basic Method 2", and 1.1502-33(d)(3), "Percentage Pay Method". The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated on a quarterly basis. During the year ended December 31, 2023, the Company received income tax payments from MassMutual in the amount of $371,016.

The Internal Revenue Service (IRS) has completed its examination of MassMutual and its subsidiaries for the year 2013 and prior. The 2014-2016 tax years are in Appeals for 3 carryforward issues. The IRS completed the examination of the 2017-2018 tax years and is being transferred to Appeals. The adjustments resulting from these examinations are not expected to materially affect the position or liquidity of the Company.

The components of income taxes included in the statement of income (loss) for the year ended December 31, 2023 are as follows:

Income tax (benefit) expense:		
Current:		
Federal	$	(296,158)
State		(18,552)
Total current		(314,710)
Deferred:		
Federal		2,766
State		(95)
Total deferred		2,671
Income tax benefit	$	(312,039)

As of December 31, 2023, the Company had a DTL of $36,086 attributable to prepaid expenses.

A reconciliation of the differences between the income tax benefit and the amount computed by applying the prevailing corporate U.S. federal tax rate to the pre-tax loss for the year ended December 31, 2023 is as follows:

		Amount	Percentage
Provision for income taxes at the U.S. federal rate	$	(297,308)	21.0 %
State tax, net of federal effect		(14,731)	1.0
Total income tax benefit	$	(312,039)	22.0 %

Management has determined that no reserves for uncertain tax positions are required at December 31, 2023.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of aggregate indebtedness to net capital, both as defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $1,876,913, which was $1,851,913 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2023 was 0.02 to 1.00.

Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of Footnote 74 of the SEC Release No. 34-70073.

Note 8. Subsequent Events

Management has evaluated events and transactions that have occurred from December 31, 2023 through February 23, 2024 the date of issuance of the financial statements, for potential recognition or disclosure in these financial statements. Adjustments or additional disclosures, if any, have been included in these financial statements.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2023

Capital - Member's equity	$	2,726,087
Deductions - nonallowable assets:		
Income tax receivable from affiliates		672,749
Prepaid expenses and other assets		176,425
Net capital	$	1,876,913
Aggregate indebtedness	$	36,005
Minimum net capital requirement of broker or dealer (the greater of 6.67% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	1,851,913
Ratio of aggregate indebtedness to net capital		0.02 to 1.00

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as December 31, 2023):

There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2023 and that included herein.

See accompanying report of independent registered public accounting firm.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Schedule II - Statement of Exemption from SEC Rule 15c3-3

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company operates pursuant to the exemptive provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Schedule III - Statement of Exemption from SEC Rule 15c3-3

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company operates pursuant to the exemptive provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To Those Charged with Governance
Barings Securities LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Barings Securities LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

Hartford, Connecticut
February 23, 2024

BARINGS

Barings Securities LLC Exemption Report

Barings Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Barings Securities LLC

I, Christopher Thomas, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Christopher Thomas

Title: Treasurer

February 23, 2024

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)

Financial Statements and Supplemental Schedules

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)